WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1 )(1)

                              Aradigm Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   038505103
                                 (CUSIP Number)

                              Ursus Offshore, Ltd.
                              156 West 56th Street
                                   16th Floor
                            New York, New York 10019
                        Attention: Ms. Stephanie Guilpin
                                 (212) 541-8200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 10, 2003
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103                    13D                     Page 2 of 2 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ursus Offshore, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Grand Cayman, Cayman Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    596,412
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           596,412
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    596,412
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Ursus Offshore, Ltd., a corporation organized under the laws of Grand Cayman island ("Ursus") hereby amends and supplements its Report on Schedule 13D, originally filed on February 20, 2003 (the "Schedule 13D") with respect to the common stock, no par value per share (the "Common Stock"), of Aradigm Corporation (the "Issuer"). Capitalized terms used herein which are not otherwise defined have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

The following paragraph is added after the last paragraph of Item 4:

The obligations under the Voting Agreement have been terminated in accordance with its terms and therefore Ursus and the Other Shareholders may no longer be considered a Group for the purposes of Regulation 13D of the Act.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The obligations under the Voting Agreement have been terminated in accordance with its terms and as a result Ursus and the Other Shareholders may no longer be considered a Group for the purposes of Regulation 13D of the Act. Accordingly, Ursus may no longer be deemed to beneficially own the Other Shareholders Securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following paragraph is added after the last paragraph of Item 6:

The obligations under the Voting Agreement have been terminated in accordance with its terms and the transactions pursuant to the Financing Purchase Agreement and the Warrant Repricing Agreement were consummated on March 10, 2003. Ursus and the Other Shareholders may no longer be considered a Group and Ursus disclaims any membership in such a Group. Upon termination of the Voting Agreement and consummation of the Financing, Ursus is a direct beneficial owner of less than 5% of the Issuer's Common Stock and is therefore not subject to the reporting obligations under Section 13(d) of the Act.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2003

                                             URSUS OFFSHORE LTD.

                                             By: /s/ Evan Sturza
                                                 ---------------------
                                                 Evan Sturza
                                                 President

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).